United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

October 19, 2026

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐

October 19, 2026

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN

GB00BDCPN049

Issuer Name

COCA-COLA EUROPACIFIC PARTNERS PLC

UK or Non-UK Issuer

UK

2. Reason for Notification

An acquisition or disposal of voting rights; An acquisition or disposal of financial instruments

3. Details of person subject to the notification obligation
Name

Invesco Ltd.
City of registered office (if applicable)

Atlanta
Country of registered office (if applicable)

USA

4. Details of the shareholder
Full name of shareholder(s) if different from the person(s) subject to the notification obligation, above

City of registered office (if applicable)

Country of registered office (if applicable)

5. Date on which the threshold was crossed or reached

13-Oct-2026

6. Date of which Issuer notified

16-Oct-2026

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	4.880160	0.450804	5.330964	23444035
Position of previous notification (if applicable)	5.029591	0.005948	5.035539

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BDCPN049	0	21461530	0.000000	4.880160
Sub Total 8.A	21461530		4.880160%

8B1. Financial Instruments according to (DTR5.3.1R.(1)(a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Shares lent to third parties			1982505	0.450804
Sub Total 8.B1			1982505	0.450804%

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1)(b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights

Sub Total 8.B2

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Invesco Ltd.	Invesco Advisers, Inc.	0.046355	0.000000	0.046355%
Invesco Ltd.	Invesco Asset Management Limited	2.517043	0.005808	2.522851%
Invesco Ltd.	Invesco Asset Management (Japan) Limited	0.001067	0.000000	0.001067%
Invesco Ltd.	Invesco Australia Limited	0.003046	0.000000	0.003046%
Invesco Ltd.	Invesco Capital Management LLC	2.120704	0.444996	2.565700%
Invesco Ltd.	Invesco Management S.A.	0.191945	0.000000	0.191945%

10. In case of proxy voting
Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

If date does not apply, explain below

11. Additional Information

Refer to section 9 for detail of proxy holders' and % of voting rights held. Voting authority is held until it is revoked by the client/ the relevant Investment Management Agreement is terminated.

12. Date of Completion

15-Oct-2026

13. Place of Completion

Henley-on-Thames

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: October 19, 2026	By:	/s/ Svetlana Walker
	Name:	Svetlana Walker
	Title:	General Counsel & Company Secretary